PEMBINA PIPELINE CORPORATION
Annual Meeting of Shareholders
May 5, 2023

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations, Section 11.3

The following matters were voted upon at the Annual Meeting of Shareholders of Pembina Pipeline Corporation (the "Corporation") held on May 5, 2023 in Calgary, Alberta. Each matter voted upon is described in greater detail in the Corporation's Management Information Circular dated March 17, 2023 (the "Information Circular"), which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Corporation's website at www.pembina.com.

Matters Voted Upon	Outcome of Vote	Votes For	Votes Against or Withheld, as applicable
1.The election of the following nominees as directors of the Corporation until the next annual meeting or until their successors are elected or appointed:
(a) Anne-Marie N. Ainsworth	Approved	99.31% (308,052,164)	0.69% (2,155,916)
(b) J. Scott Burrows	Approved	99.75% (309,437,506)	0.25% (770,574)
(c) Cynthia Carroll	Approved	99.10% (307,412,728)	0.90% (2,795,352)
(d) Ana Dutra	Approved	98.90% (306,797,938)	1.10% (3,410,142)
(e) Robert G. Gwin	Approved	97.81% (303,417,907)	2.19% (6,790,172)
(f) Maureen E. Howe	Approved	98.19% (304,583,431)	1.81% (5,624,649)
(g) Gordon J. Kerr	Approved	99.03% (307,184,193)	0.97% (3,023,888)
(h) David M.B. LeGresley	Approved	98.04% (304,132,590)	1.96% (6,075,490)
(i) Andy J. Mah	Approved	99.76% (309,472,767)	0.24% (735,313)
(j) Leslie A. O'Donoghue	Approved	97.81% (303,421,287)	2.19% (6,786,793)
(k) Bruce D. Rubin	Approved	99.46% (308,529,694)	0.54% (1,678,386)
(l) Henry W. Sykes	Approved	96.25% (298,560,407)	3.75% (11,647,673)
2.The re-appointment of KPMG LLP, as auditors of the Corporation until the next annual meeting and that the Corporation’s Board of Directors be authorized to fix the auditors' remuneration.	Approved	81.36% (264,790,001)	18.64% (60,656,399)
3.The advisory vote on the Corporation's approach to executive compensation.	Approved	94.03% (291,703,960)	5.97% (18,504,111)